June 29, 2005

Mail Stop 4561


Wayne A. Schellhammer
President and Chief Executive Officer
American Caresource Holdings, Inc.
8080 Tri-Star Drive
Irving, Texas 75063


Re:	American Caresource Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed June 15, 2005
	File No. 333-122820

Dear Mr. Schellhammer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note from your response to Comment 1 that your decision to change accountants was made on January 31, 2004. Given that your decision to change accountants was made during your two most recent fiscal years, please provide the disclosure required by Item 304 of
Regulation S-B or tell us why you believe this disclosure is not required.
2. We have reviewed your response to Comment 24 in which you state that, "the resale of all shares listed in the table are being registered." This does not appear to be consistent with the disclosure found throughout the prospectus, including on the facing page, the cover page and the selling stockholders section. For example, your disclosure on the cover page specifically refers to the resale of shares held by Patient InfoSystems ("PATY") only. If you intend to register for resale all of the shares being distributed to stockholders of Patient InfoSystems, or certain stockholders of PATY in addition to the shares being registered for resale held by Patient
InfoSystems, please substantially revise your disclosure to reflect this. In connection with this, please add a footnote to the "Calculation of Registration Fee" table to reflect this, revise the cover page and add all of the shareholders of Patient InfoSystems who will be selling their shares pursuant to this registration statement to the Selling Shareholders table.

Facing Page
3. We note your response to Comment 2. Please check the box on the facing page indicating that a portion of the proposed offering is being conducted pursuant to Rule 415.

Cover Page
4. Please include a fixed price at which selling shareholders will sell their shares pursuant to this registration statement.

Summary Financial Information, page 6

Balance Sheet Data as of December 31, 2004 and 2003

5. The balance sheet information presented as of December 31, 2003 reflects the financial position of American Caresource Holdings, Inc.
and not that of American CareSource Corporation. As such, please remove the term predecessor from that section.
Risk Factors, page 6
ACS may incur increased expenses if the Transitional Services Agreement with Patient InfoSystems is terminated, page 12
6. You state that pursuant to the Transitional Services Agreement, Patient InfoSystems will provide you with services "for no fee in the initial term of the agreement, and if the Transitional Services Agreement is extended, $12,000 per annum for a second term, and, $24,000 per annum for a third term and subsequent terms." Please revise to indicate how long a "term" is and when each of the terms noted about would expire.

Future sales of ACS common stock , or the perception that these sales may occur, could depress the price of ACS` common stock, page 13
7. You state that "the issuance of a substantial number of additional shares may be extremely dilutive to ACS shareholders and require substantial and material charges to earnings which will impact net loss attributable to common shareholders." Please advise us as to how the issuance of additional shares could cause a material charge to earnings.

Management`s Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 17
8. Please disclose all material terms of the credit line you entered into with Wells Fargo Bank including, but not necessarily limited to, the information found in Note 3 to your financial statements.

Legal Proceedings, page 24
9. We note that you have removed disclosure regarding your former employee who filed a lawsuit against you.  Please advise us as to why
you struck this disclosure and as to the status of the case (i.e.
-
whether it was dropped, dismissed or settled).

Management

Employment Agreements, page 27
10. Please summarize the material terms of the employment agreements you have with Messrs. Schellhammer and Boone, such as salaries/bonuses, termination and change in control provisions.
We
note, for example, that you have committed to pay them salaries of $250,000 and $200,000 respectively. We refer to Item 402(g) of Regulation S-B.

Financial Statements

Intangible Assets, page F-11

11. We note your response to comment 29. Please disclose your estimated useful life for provider contracts as a critical accounting policy within Management`s Discussion and Analysis or Plan of Operations. Refer to interpretative guidance in SEC Release 33-8350.

12. Please help clarify for us how you were able to establish an estimated life significantly in excess of the underlying contractual life using the guidance in EITF 03-9. In addition, specifically address the following in your response:
* Clarify if you account for your provider contracts on an individual basis or as a pool of contracts.
* Tell us your accounting treatment upon cancellation of an individual provider contract.
* Explain why you believe a straight-line amortization methodology reflects the pattern in which the provider contracts contribute an economic benefit to your Company. How does your historical attrition data support a straight-line methodology?
Line of Credit, page F-27

13. Disclose how you will account for the warrants issued to Mr. Schaffer and Mr. Pappajohn for the purchase of 974,950 shares of common stock at a strike price of $0.45 per share. Advise us of your basis in GAAP for your accounting treatment of the warrants and their amortization and specifically address the $190,657 amount recorded to
Unearned Debt Issuance Cost at March 31, 2005.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Accountant, at (202) 551-3439 or
Cicely Luckey, Senior Accountant, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3694 with any other questions.


	Sincerely,



	Owen Pinkerton
	Senior Counsel


cc:	Jeffrey A Baumel, Esq. (via facsimile)
      McCarter & English, LLP
??

??

??

??

American Caresource Holdings, Inc
Page 4